# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unicycive Therapeutics, Inc., CIK 0001766140
CUSIP: 90466Y103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210, Los Altos, California (CA), 94022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-24-002826
Filed by CIK 0001281446

## Reporting persons
- Great Point Partners, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,473,166; sole dispositive power 0; shared dispositive power 11,473,166; aggregate amount beneficially owned 11,473,166 (9.99% of the class)
- Dr. Jeffrey R. Jay, M.D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,473,166; sole dispositive power 0; shared dispositive power 11,473,166; aggregate amount beneficially owned 11,473,166 (9.99% of the class)
- Ms. Lillian Nordahl: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,473,166; sole dispositive power 0; shared dispositive power 11,473,166; aggregate amount beneficially owned 11,473,166 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Unicycive Therapeutics, Inc.
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210, Los Altos, CA 94022

## Item 2. Person Filing
Name of person filing:
Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
Ms. Lillian Nordahl

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2025, a copy of which is filed with this SCHEDULE 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor
Greenwich, CT 06830
Citizenship: Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Ms. Lillian Nordahl is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11,473,166
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 11,473,166
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
11,473,166

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover pages for the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover pages for the Reporting Persons are based on a total of 114,353,347 shares outstanding, received from the issuer on January 10, 2025 and 493,166 shares of the Common Stock issuable upon conversion of Preferred Stock held by the reporting persons (subject to the Beneficial Ownership Cap).

Biomedical Value Fund, L.P. ("BVF") is the record holder of 6,503,000 shares of Common Stock (the "BVF Shares"). Such shares constitute 5.66% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BVF is the record holder of Preferred Stock to convert an additional 1,777,000 shares of Common Stock (the "BVF Preferred"). As a result of the Beneficial Ownership Cap, 292,119 shares underlying such Preferred Stock are convertible, which constitutes 0.25% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as Senior Managing Member of Great Point, and Ms. Lillian Nordahl ("Ms. Nordahl"), as Managing Director of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

Biomedical Offshore Value Fund, Ltd. ("BOVF") is the record holder of 4,477,000 shares of Common Stock (the "BOVF Shares"). Such shares constitute 3.90% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF is the record holder of Preferred Stock to convert an additional 1,223,000 shares of Common Stock (the "BOVF Preferred"). As a result of the Beneficial Ownership Cap, 201,047 shares underlying such Preferred Stock are convertible, which constitutes 0.18% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as Senior Managing Member of Great Point, and Ms. Lillian Nordahl ("Ms. Nordahl"), as Managing Director of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

Notwithstanding the above, Great Point, Dr. Jay and Ms. Nordahl disclaim beneficial ownership of the BVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interests.

1. Great Point Partners, LLC

(a) Amount beneficially owned: 11,473,166

(b) Percent of class: 9.99

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 11,473,166

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 11,473,166

2. Dr. Jeffrey R. Jay, M.D.

(a) Amount beneficially owned: 11,473,166

(b) Percent of class: 9.99

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 11,473,166

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 11,473,166

3. Ms. Lillian Nordahl

(a) Amount beneficially owned: 11,473,166

(b) Percent of class: 9.99

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 11,473,166

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 11,473,166

In addition to an aggregate of 10,980,000 shares of the Issuer's common stock (the "Common Stock") held outright, the reporting persons hold in the aggregate preferred stock (the "Preferred Stock") that may convert into an additional 3,000,000 shares of Common Stock. However, the provisions of such Preferred Stock restrict the conversion of such Preferred Stock to the extent that, after giving effect to such conversion, the holder of the Preferred Stock and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion (the "Beneficial Ownership Cap"). As a result, 493,166 shares underlying such Preferred Stock are beneficially owned by the reporting persons.

Based on a total of 114,353,347 shares outstanding, received from the issuer on January 10, 2025 and 493,166 shares of the Common Stock issuable upon conversion of Preferred Stock held by the reporting persons (subject to the Beneficial Ownership Cap).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the SCHEDULE 13G/A to which this Exhibit is attached, and such SCHEDULE 13G/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such SCHEDULE 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2025

Great Point Partners, LLC
By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.
By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Ms. Lillian Nordahl
By: /s/ Ms. Lillian Nordahl
Ms. Lillian Nordahl

## Signatures
- Great Point Partners, LLC: /s/ Dr. Jeffrey R. Jay, M.D, Dr. Jeffrey R. Jay, M.D - Senior Managing Member (02/14/2025)
- Dr. Jeffrey R. Jay, M.D.: /s/ Dr. Jeffrey R. Jay, M.D, Dr. Jeffrey R. Jay, M.D (02/14/2025)
- Ms. Lillian Nordahl: /s/ Ms. Lillian Nordahl, Ms. Lillian Nordahl (02/14/2025)